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                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   SCHEDULE 13D
                                                  AMENDMENT NO. 1

                                        The Securities Exchange Act of 1934

                                                   FREZER, INC.
                                                   ------------
                                                 (Name of Issuer)

                                          Common Stock, $0.001 Par Value
                                          ------------------------------
                                            (Title Class of Securities)

                                                    358341 20 4
                                                    -----------
                                                  (CUSIP Number)

                                            KI Equity Partners IV, LLC
                                            5251 DTC Parkway, Suite 1000
                                            Greenwood Village, CO 80111
                                                  (720) 889-0131
                                                  --------------
                                   (Name, Address and Telephone Number of Person
                                 Authorized to Receive Notices and Communications)

                                                   March 2, 2009
                                                   -------------
                              (Date of Event Which Requires Filing of This Statement)


(1) Name of Reporting Person / I.R.S. Identification Number              KI Equity Partners IV, LLC/72-1613291
(2) Check the appropriate box if may be deemed member of a               (a)     N/A
group                                                                    (b)     Reporting Person disclaims being member of a
                                                                         group relating to Issuer
(3) SEC use only ...................................................
(4)  Source of funds (see instructions).............................            WC
(5) Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).                                                             N/A
(6)  Citizenship or place of organization ..........................            Delaware
Number of shares beneficially owned by Reporting Person with:
(7)   Sole voting power ............................................            3,500,000
(8)   Shared voting power ..........................................            0
(9)   Sole dispositive power .......................................            3,500,000
(10)  Shared dispositive power .....................................            0
(11) Aggregate amount beneficially owned by Reporting Person........            3,500,000
(12) Check if the aggregate amount in Row (11) excludes certain
shares (see instructions)...........................................            N/A
(13) Percent of class represented by amount in Row (11).............            82.02%
(14) Type of reporting person (see instructions)....................            OO - Limited Liability Company

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on February 27, 2007 (as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D. This Amendment No. 1 to the
Schedule 13D is being filed solely to disclose the information set forth in Item 6 hereto. All share amounts set forth herein give effect to the Issuer's 1-for-20 reverse stock split on February 26, 2008.


Item 1. Security and Issuer.
----------------------------
(a) Title of Class:                                                             Common Stock
(b) Name and Address of Issuer:                                                 Frezer, Inc.
                                                                                190 Lakeview Way
                                                                                Vero Beach, Florida 32963
(c) Trading Symbol:                                                             FREZ



Item 2. Identity and Background of the Reporting Entity.
--------------------------------------------------------
(a) Name:                                                                       KI Equity Partners IV, LLC
(b) Business Address:                                                           5251 DTC Parkway,
                                                                                Suite 1000
                                                                                Greenwood Village, CO 80111
(c) Occupation:                                                                 Institutional Investor
(d) Conviction:                                                                 N/A
(e) Civil Proceedings:                                                          N/A
(f) State of Incorporation:                                                     Delaware

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Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

The Reporting Person, on February 22, 2007, acquired 3,195,000 shares of the Issuer's Common Stock from the Issuer for an aggregate purchase price of $639,000. The Issuer and the Reporting Person entered into a certain registration rights agreement with respect to the 3,195,000 shares issued by the Issuer, a copy of which has been filed as an exhibit on a Current Report on Form 8-K filed by the Issuer on February 23, 2007.

On February 22, 2007, the Reporting Person also acquired 305,000 shares of the Issuer's Common Stock from certain third parties for a purchase price of $61,000.

The funds used for both of these purchases have been provided from the Reporting Person's working capital.

Item 4.  Purpose of Transaction.
--------------------------------

Reporting Person is making these purchases of Issuer's Common Shares for investment purposes only. The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D and the exhibits attached hereto, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest  in Securities of the Issuer.
---------------------------------------------

(a) Aggregate Number and %: 3,500,000 shares of common stock representing 82.02% of the total 4,267,000 outstanding shares of common stock of the Issuer.

(b) Power to Vote or Dispose of Issuer's Shares: 3,500,000 shares of common stock, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days: See Item 6 below.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to
-------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

On March 2, 2009, the Reporting Person entered into a Stock Purchase Agreement (the "Purchase Agreement") with BEFUT Corporation, a Nevada corporation (the "Purchaser") and certain other parties pursuant to which, among other things, the Reporting Person agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Reporting Person, an aggregate of 2,075,366 shares of Common Stock for a purchase price of $352,861.04, or approximately $0.17 per share. Pursuant to the Purchase Agreement, certain other parties agreed to sell to the Purchaser, and the Purchaser agreed to purchase from such other parties, an aggregate of 100,804 shares of Common Stock for a purchase price of $17,138.96, or approximately $0.17 per share. Accordingly, under the Purchase Agreement, the Purchaser has agreed to acquire a total of 2,176,170 shares of Common Stock representing 51% of the outstanding shares of Common Stock.

It is anticipated that the closing of the transactions under the Purchase Agreement (the "Closing") will occur on or about March 13, 2009, assuming all of the conditions to closing are either met or waived by the parties. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director of the Issuer will increase the size of the Board to three directors,
(ii) the existing sole director and officer of the Issuer will resign effective upon the Closing, (iii) the existing director will appoint Mr. Hongbo Cao, Ms. Mei Yu and Mr. Yining Xia to serve as the directors of the Issuer, and (iv) the existing sole director will appoint Mr. Hongbo Cao to serve as the President and Chief Executive Officer of the Issuer. As a result of these transactions, control of the Issuer will pass to the Purchaser (the "Change of Control"). Immediately after the Closing, the shares of Issuer's Common Stock acquired by the Purchaser will comprise 51% of the issued and outstanding Common Stock, and the Reporting Person will continue to own 1,424,634 shares of the Issuer's Common Stock representing approximately 33.39% of the outstanding shares of Common Stock.

Immediately following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Issuer to enter into share exchange agreement ("Exchange Agreement") with BEFUT International Co., Limited, a company incorporated under the laws of the British Virgin Islands ("Befut BVI"), the sole shareholder of the Purchaser, pursuant to which the Issuer will acquire all of the outstanding equity interests of the Purchaser in exchange for the issuance of 120,899,170 shares of the Issuer's Common Stock to Befut BVI ("Reverse Merger Transaction"). As part of the Reverse Merger Transaction, the shares of Common Stock acquired by the Purchaser pursuant to the Purchase Agreement will be cancelled. Thereafter, the Issuer's total outstanding shares of Common Stock immediately after the Closing and the consummation of Reverse Merger Transaction will be 122,990,000. Immediately following the Closing and the consummation of the Reverse Merger Transaction, the Reporting Person will continue to own 1,424,634 shares of the Issuer's Common Stock representing approximately 1.16% of the outstanding shares of Common Stock.

As a result of the Reverse Merger Transaction, the Issuer will control, indirectly, through the Purchaser and its subsidiaries, Dalian Befut Wire & Cable Manufacturing Co., Ltd. ("Dalian Befut"), a corporation incorporated under the laws of the People's Republic of China (the "PRC"). Dalian Befut is engaged in the production of traditional cables, including metallurgy, coal and electric power system cables and special cables, including marine cable, mine special cable, nuclear cable, and petrochemical cable in the PRC.

Immediately following the consummation of the Reverse Merger Transaction, it is anticipated that the Issuer will complete a 1 for 4.07 reverse stock split of the Issuer's Common Stock.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

Stock Purchase Agreement, dated March 2, 2009, by and among the Reporting Person, the Purchaser, Mr. Kevin R. Keating, Keating Investments, LLC and Garisch Financial, Inc.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:  March 3, 2009                            /s/ Timothy J. Keating
                                                     ---------------------------
                                                     Timothy J. Keating
                                                     Manager

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of March 2, 2009, is made by and among KI Equity Partners IV, LLC, a Delaware limited liability company ("KI Equity"), Kevin R. Keating ("Keating"), Garisch Financial, Inc., an Illinois corporation ("GFI"), Keating Investments, LLC, a Delaware limited liability company ("Keating Investments"), and BEFUT Corporation, a Nevada corporation (the "Purchaser"). KI Equity and Keating are referred to herein collectively as the "Primary Sellers" and individually as a "Primary Seller." The Primary Sellers and GFI are referred to herein collectively as the "Sellers" and individually as a "Seller."

                                    RECITALS

         WHEREAS, KI Equity is the sole record and beneficial owner of 3,500,000 shares of the common stock, par value $0.001 per share (the "Common Stock"), of Frezer, Inc., a Nevada corporation (the "Company");

         WHEREAS, the Purchaser desires to acquire from KI Equity, and KI Equity desires to sell to the Purchaser, a total of 2,075,366 shares of the Company's Common Stock (the "KI Shares"), in the manner and on the terms and conditions hereinafter set forth; and

         WHEREAS, Keating is the sole record and beneficial owner of 85,000 shares of the Company's Common Stock; and

         WHEREAS, the Purchaser desires to acquire from Keating, and Keating desires to sell to the Purchaser, a total of 50,402 shares of the Company's Common Stock (the "Keating Shares"), in the manner and on the terms and conditions hereinafter set forth; and

         WHEREAS, GFI is the sole record and beneficial owner of 85,000 shares of the Company's Common Stock; and

         WHEREAS, the Purchaser desires to acquire from GFI, and GFI desires to sell to the Purchaser, a total of 50,402 shares of the Company's Common Stock (the "GFI Shares"), in the manner and on the terms and conditions hereinafter set forth; and

         WHEREAS, the KI Shares, the Keating Shares and the GFI Shares are referred to herein collectively as the "Shares;" and

         WHEREAS, the Shares represent 51% of the outstanding shares of the Company's Common Stock; and

         WHEREAS, Keating Investments is the manager of KI Equity and, following the closing of the transactions contemplated under this Agreement, Keating Investments intends to promptly dissolve and liquidate KI Equity; and

         WHEREAS, Keating Investments is willing to enter into this Agreement solely to provide the indemnification under Sections 5.7 and 5.8 hereof in lieu of an indemnification from KI Equity; and

         WHEREAS, in connection with the Purchaser's purchase of the Shares, the parties hereto desire to establish certain rights and obligations by and among themselves.

                                   AGREEMENTS

         NOW, THEREFORE, in consideration of these premises, the mutual covenants and agreements herein contained and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

                             SECTION I DEFINITIONS.
                                       ------------

         The following terms when used in this Agreement have the following respective meanings:

         "1933 Act" means the Securities Act of 1933, as amended.

         "1934 Act" means the Securities Exchange Act of 1934, as amended.

         "Affiliate" means with respect to any Person, any (i) officer, director, partner or holder of more than 10% of the outstanding shares or equity interests of such Person, (ii) any relative of such Person, or (iii) any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. A Person will be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the "Controlled" Person, whether through ownership of voting securities, by contract, or otherwise.

         "Acquisition Proposal" means any offer or proposal for, or indication of interest in, any acquisition of all or a portion of the Shares or any other assets or securities of the Company, whether by way of a purchase, merger, consolidation or other business combination.

         "Business Day" means a day other than Saturday, Sunday or statutory holiday in the State of New York and in the event that any action to be taken hereunder falls on a day which is not a Business Day, then such action shall be taken on the next succeeding Business Day.

         "Bylaws" mean the Bylaws of the Company.

         "Certificate of Incorporation" means the Certificate of Incorporation of the Company, as amended, and as on file with the Secretary of State of the State of Nevada on the date of this Agreement.

         "Closing Date" has the meaning set forth in Section 3.1 hereof.

         "Closing" has the meaning set forth in Section 3.1 hereof.

         "Common Stock" has the meaning set forth in the recitals hereto.

         "Company" has the meaning set forth in the recitals hereto.

         "Company Closing Obligations" shall have the meaning as used in Section 4.2(j) hereof.

          "Corporate Records" shall have the meaning as used in Section 4.2(n) hereof.

         "Encumbrances" shall have the meaning as used in Section 4.1(b) hereof.

         "End Date" has the meaning set forth in Section 7.1(b)(i) hereof.

         "Fully-Diluted Basis" shall mean the aggregate of all shares of outstanding Common Stock, all shares of outstanding Preferred Stock on an as-converted basis, all outstanding options on an as-exercised basis, and all convertible securities or other conversion rights on an as-converted basis.

         "GAAP" means generally accepted accounting principles in the United States.

         "GFI Shares" has the meaning set forth in the recitals hereto.

         "Governmental Authority" means the United States, any state or municipality, the government of any foreign country, any subdivision of any of the foregoing, or any authority, department, commission, board, bureau, agency, court, or instrumentality of any of the foregoing.

         "Indemnification" shall have the meaning as used in Section 5.7 hereof.

         "Indemnification Holdback" means Seventy Five Hundred U.S. Dollars (US$7,500).

         "Information Statement" means the information statement regarding a change in the majority of directors of the Company pursuant to Rule 14f-1 as promulgated under the 1934 Act, together with any amendments or supplements thereof.

         "Keating Shares" has the meaning set forth in the recitals hereto.

         "KI Shares" has the meaning set forth in the recitals hereto.

         "Knowledge" means the actual knowledge of such Person or its Affiliates.

         "Lien" means any mortgage, lien, pledge, security interest, easement, conditional sale or other title retention agreement, or other encumbrance of any kind.

         "Material Adverse Effect" means a change or effect in the condition (financial or otherwise), properties, assets, liabilities, rights or business of the Company which change or effect, individually or in the aggregate, could reasonably be expected to be materially adverse to such condition, properties, assets, liabilities, rights, operations or business.

         "Material Changes" shall have the meaning as used in Section 4.2(g) hereof.

         "Minute Books" shall have the meaning as used in Section 4.2(n) hereof.

         "OTCBB" has the meaning set forth in Section 4.2(m) hereof.

         "Person" means an individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, or Governmental Authority.

         "Purchase Price" means Three Hundred Seventy Thousand U.S. Dollars (US$370,000).

         "Returns" shall have the meaning as used in Section 4.2(l) hereof.

         "SEC" means the Securities and Exchange Commission.

         "SEC Filings" means the Company's annual report, quarterly report and other publicly-available filings made by the Company with the SEC under Section 13 or Section 15(d) of the 1934 Act.

         "Shares" shall have the meaning set forth in the recitals hereto.

         "Stockholders" mean the record holders of shares of the Company's Common Stock.

         "Tax" or "Taxes" means any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

                 SECTION II PURCHASE AND SALE OF COMMON STOCK.
                            ---------------------------------

         2.1 Purchase of Common Stock. At the Closing, based upon the representations, warranties, covenants and agreements of the parties set forth in this Agreement: (i) the Purchaser shall acquire from KI Equity, and KI Equity shall sell to the Purchaser, the KI Shares; (ii) the Purchaser shall acquire from Keating, and Keating shall sell to the Purchaser, the Keating Shares; and
(iii) the Purchaser shall acquire from GFI, and GFI shall sell to the Purchaser, the GFI Shares, all for an aggregate purchase price of Three Hundred Seventy Thousand U.S. Dollars (US$370,000) ("Purchase Price").

         2.2 Payment for Common Stock. At the Closing Date, the Purchaser shall pay the Purchase Price to the Sellers as follows:

                  KI Equity                 US$  352,861.04

                  Keating                   US$    8,569.48

                  GFI                       US$    8,569.48

         KI Equity agrees that the Indemnification Holdback and the Company Closing Obligations ("KI Equity Reductions") shall be withheld from the portion of the Purchase Price payable to KI Equity at the Closing. Subject only to the KI Equity Reductions, the Purchaser shall pay the Purchase Price as set forth above by wire transfers of immediately available funds to the account designated in writing by each Seller.

                            SECTION III THE CLOSING.
                                        ------------

         3.1 Closing. The closing of the sale of the Shares pursuant to Section
2.1 hereof and certain of the other transactions contemplated hereby (the "Closing") shall take place at the offices of the Purchaser's counsel located at 600 Madison Avenue, 14th Floor, New York, New York 10022 on the next Business Day (or such later date as the parties hereto may agree) following the satisfaction or waiver of the conditions set forth in Section VI hereof (the "Closing Date"), or at such other time or place as the parties mutually agree.

         3.2 Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser the following items (in addition to any other items required to be delivered to the Purchaser pursuant to any other provision of this Agreement):

             (a) original certificates representing the Shares being sold by the Sellers to the Purchaser pursuant to Section 2.1 hereof, duly recorded on the books of the Company, along with stock powers for such certificates executed in blank;

             (b) a full and complete release by each Seller of the Company from any and all liabilities, claims and obligations, arising prior to the Closing, that such Seller may have against the Company, in a form reasonably acceptable to the Purchaser, provided, however, that Keating shall retain any statutory or other rights to indemnification provided to him as a result of his service as an officer and director of the Company;

             (c) a full and complete release, executed by both KI Equity and GFI, of the Company's obligations under that certain Agreement, dated as of February 26, 2007, by and between Garisch, KI Equity and the Company ("GFI Consulting Agreement");

             (d) with respect to GFI, the minutes of a meeting of the Board of Directors of GFI, or a written consent in lieu thereof, authorizing GFI's entrance into this Agreement and the transfer of the GFI Shares to the Purchaser as contemplated herein;

             (e) with respect to KI Equity, the minutes of a meeting of the Managers of KI Equity, or a written consent in lieu thereof, authorizing KI Equity's entrance into this Agreement and the transfer of the KI Shares to the Purchaser as contemplated herein; and

             (f) an opinion of counsel to the Sellers or the Company regarding the validity of the transfer of the Shares, in form and substance satisfactory to the Company's transfer agent, if such an opinion is required or requested by the transfer agent.

         3.3 Deliveries by Primary Sellers. At the Closing, the Primary Sellers shall deliver or cause to be delivered to the Purchaser the following items (in addition to any other items required to be delivered to the Purchaser pursuant to any other provision of this Agreement):

             (a) resignations of such of the current directors and officers from their positions as directors and officers of the Company as requested by the Purchaser;

             (b) duly executed corporate actions fixing the size of the Board at three members, accepting any resignations pursuant to Section 3.3(a), appointing Hongbo Cao, Mei Yu and Yining Xia as directors of the Company and appointing Hongbo Cao as the President and Chief Executive Officer of the Company;

             (c) all records and documents relating to the Company, wherever located, including, but not limited to, all books, records, government filings, Tax Returns, consent decrees, orders, and correspondence, financial information and records, electronic files containing any financial information and records, and other documents used in or associated with the Company, to the extent such records and documents have not been previously delivered to the Purchaser; and

             (d) a joint instruction letter signed by the Primary Sellers and Keating Investments and addressed to the Escrow Agent (as defined under Section
5.15 hereof) setting forth the disbursement of the Purchase Price from the Escrow Account (as defined in Section 5.15) at the Closing, which disbursement shall include the full payment of the Company Closing Obligations.

         3.4 Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers (in addition to any other items required to be delivered to the Sellers pursuant to any other provision of this Agreement):

             (a) the payment by wire transfer of immediately available funds necessary to satisfy the Purchaser's obligations to the Sellers under Section
2.2 hereof and to result in payment to the Sellers of their respective portion of the Purchase Price, provided, however that the portion of the Purchase Price payable to KI Equity shall be reduced by the KI Equity Reductions;

             (b) a release by the Company of the Sellers from any and all liabilities, claims and obligations arising prior to the Closing that the Company may have against the Sellers (the "Company Release"); provided, however, that the Company Release shall not cover any claims for which the Purchaser or Company may be indemnified hereunder;

             (c) the minutes of a meeting of the Board of Directors of the Purchaser, or a written consent in lieu thereof, authorizing the Purchaser's entrance into this Agreement and the purchase of the Shares from the Sellers as contemplated herein; and

             (d) a joint instruction letter signed by the Purchaser and addressed to the Escrow Agent setting forth the disbursement of the Purchase Price from the Escrow Account at the Closing, which disbursement shall include the full payment of the Company Closing Obligations.

                   SECTION IV REPRESENTATIONS AND WARRANTIES.
                              -------------------------------

         4.1 Representations and Warranties of the Sellers. Each Seller, severally, and not jointly with any other Seller, represents and warrants to the Purchaser, only with respect to the Shares owned by such Seller, that:

             (a) Capacity of the Seller; Authorization; Execution of Agreements. Each Seller has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder. The execution and delivery of this Agreement by KI Equity, and the performance by KI Equity of the transactions and obligations contemplated hereby, including, without limitation, the sale of the KI Shares to the Purchaser hereunder, have been duly authorized by all requisite corporate action of KI Equity. This Agreement has been duly executed and delivered by a duly authorized officer of KI Equity. The execution and delivery of this Agreement by GFI, and the performance by GFI of the transactions and obligations contemplated hereby, including, without limitation, the sale of the GFI Shares to the Purchaser hereunder, have been duly authorized by all requisite corporate action of GFI. This Agreement has been duly executed and delivered by a duly authorized officer of GFI. This Agreement constitutes a valid and legally binding agreement of each Seller, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors' rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.

             (b) Title to Shares. KI Equity is the sole record and beneficial owner of the KI Shares and has sole managerial and dispositive authority with respect to the KI Shares. Keating is the sole record and beneficial owner of the Keating Shares and has sole managerial and dispositive authority with respect to the Keating Shares. GFI is the sole record and beneficial owner of the GFI Shares and has sole managerial and dispositive authority with respect to the GFI Shares. No Seller has granted any person a proxy with respect to the Shares owned by such Seller that has not expired or been validly withdrawn. The sale and delivery by the Sellers of the Shares to the Purchaser pursuant to this Agreement will vest in the Purchaser legal and valid title to the Shares, free and clear of all Liens, security interests, adverse claims or other encumbrances of any character whatsoever, other than encumbrances created by the Purchaser and restrictions on the resale of the Shares under applicable securities laws ("Encumbrances").

             (c) Brokers, Finders, and Agents. No Seller is, directly or indirectly, obligated to anyone acting as broker, finder or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby. No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Sellers or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers' or finders' fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Sellers.

             (d) Disclosure. Each Seller acknowledges and agrees that the representations and warranties by such Seller in this Section 4.1 are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made. Each Seller acknowledges and agrees that the Purchaser does not make and has not made (i) any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.3, or (ii) any statement, commitment or promise to the Sellers or any of their representatives which is or was an inducement to the Sellers to enter into this Agreement, other than as set forth in this Agreement.

         4.2 Representations and Warranties of the Primary Sellers. Subject to the limitations and qualifications contained in Section 4.2(p) hereof, the Primary Sellers jointly and severally represent and warrant to the Purchaser, with respect to the Company, that:

             (a) Organization and Standing. The Company is duly incorporated and validly existing under the laws of the State of Nevada, and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it is presently being conducted. The Company does not own any equity interest, directly or indirectly, in any other Person or business enterprise. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify could reasonably be expected to have a Material Adverse Effect upon its assets, properties, financial condition, results of operations or business. The Company has no subsidiaries. Except as set forth in Section 3.3(b) hereof, no corporate proceedings on the part of the Company (including the approval of the Company's Board of Directors or shareholders) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

             (b) Capitalization. At the date of this Agreement, the authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, of which 4,267,000 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value of $0.001 per share ("Preferred Stock"), of which no shares are issued and outstanding. The Company has no other class or series of equity securities authorized, issued, reserved for issuance or outstanding. There are (x) no outstanding options, offers, warrants, conversion rights, contracts or other rights to subscribe for or to purchase from the Company, or agreements obligating the Company to issue, transfer, or sell (whether formal or informal, written or oral, firm or contingent), shares of capital stock or other securities of the Company (whether debt, equity, or a combination thereof) or obligating the Company to grant, extend, or enter into any such agreement and
(y) no agreements or other understandings (whether formal or informal, written or oral, firm or contingent) which require or may require the Company to repurchase any of its Common Stock. There are no preemptive or similar rights granted by the Company with respect to the Company's capital stock. There are no anti-dilution or price adjustment provisions contained in any security issued by the Company. Except as set forth on Schedule 4.2(b) hereto, the Company is not a party to, and, to the Knowledge of the Primary Sellers, without inquiry, no Stockholder is a party to, any registration rights agreements, voting agreements, voting trusts, proxies or any other agreements, instruments or understandings with respect to the voting of any shares of the capital stock of the Company, or any agreement with respect to the transferability, purchase or redemption of any shares of the capital stock of the Company. The sale of the Shares to the Purchaser does not obligate the Company to issue any shares of capital stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities, by agreement with the Company, to adjust the exercise, conversion, exchange or reset price under such securities. The outstanding Common Stock is all duly and validly authorized and issued, fully paid and nonassessable. The Primary Sellers will cause the Company not to issue, or resolve or agree to issue, any securities to any party, other than the Purchaser, prior to the Closing. The Shares represent 51% of the outstanding Common Stock of the Company, on a Fully-Diluted Basis.

             (c) Status of Shares. The Shares (i) have been duly authorized, validly issued, fully paid and are nonassessable, and will be such at the Closing, (ii) were issued in compliance with all applicable United States federal and state securities laws, and will be in compliance with such laws at the Closing, (iii) subject to restrictions under this Agreement, and applicable United States federal and state securities laws, have the rights and preferences set forth in the Certificate of Incorporation, as amended, and will have such rights and preferences at the Closing, and (iv) are free and clear of all Encumbrances and will be free and clear of all Encumbrances at the Closing (other than Encumbrances created by the Purchaser and restrictions on the resale of the Shares under applicable securities laws).

             (d) Conflicts; Defaults. The execution and delivery of this Agreement by the Sellers and the performance by the Sellers of the transactions and obligations contemplated hereby and thereby to be performed by it do not (i) violate, conflict with, or constitute a default under any of the terms or provisions of, the Certificate of Incorporation, as amended, the Bylaws, or any provisions of, or result in the acceleration of any obligation under, any contract, note, debt instrument, security agreement or other instrument to which the Company is a party or by which the Company, or any of the Company's assets, is bound; (ii) result in the creation or imposition of any Encumbrances or claims upon the Company's assets or upon any of the shares of capital stock of the Company; (iii) constitute a violation of any law, statute, judgment, decree, order, rule, or regulation of a Governmental Authority applicable to the Company; or (iv) constitute an event which, after notice or lapse of time or both, would result in any of the foregoing.

             (e) Securities Laws. The Company has complied in all material respects with applicable federal securities laws, rules and regulations, including the Sarbanes-Oxley Act of 2002, as amended, as such laws, rules and regulations apply to the Company and its securities. All shares of capital stock of the Company have been issued in accordance with applicable federal securities laws, rules and regulations. There are no stop orders in effect with respect to any securities of the Company that have been communicated to the Company's transfer agent.

             (f) SEC Filings. The SEC Filings, when filed, complied in all material respects with the requirements of Section 13 or Section 15(d) of the 1934 Act, as such sections were applicable as of the dates when filed, and did not, as of the dates when filed, contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The financial statements of the Company included in the SEC Filings complied in all material respects with the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements were prepared in accordance with GAAP applied on a consistent basis during the periods covered by such financial statements, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and for the periods indicated, and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. All material agreements to which the Company is a party or to which the property or assets of the Company are subject and which are required to be disclosed pursuant to the 1934 Act are included as part of or specifically identified in the SEC Filings.

             (g) Material Changes. Since the date of the latest audited financial statements included within the SEC Filings, except as specifically disclosed in the SEC Filings, (i) there has been no event that could result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of the business of a shell corporation consistent with past practice, and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP as required to be disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting or the identity of its auditors, except as disclosed in its SEC Filings, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities ("Material Changes").

             (h) Absence of Litigation. There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or threatened in writing against or affecting the Company.

             (i) Brokers, Finders, and Agents. The Company is not, directly or indirectly, obligated to anyone acting as broker, finder or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby. No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Sellers or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers' or finders' fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Company.

             (j) Absence of Businesses and Liabilities. The Company is not engaged in any business and the Company has no liabilities or obligations of any kind or nature, except as set forth on: (i) Schedule 4.2(j) hereto, as may be updated and supplemented by the Primary Sellers at any time prior to the Closing ("Company Closing Obligations"), and (ii) the other schedules to this Agreement.

             (k) No Agreements. Except as set forth on Schedule 4.2(k) hereto, the Company is not a party to any agreement, commitment or instrument, whether oral or written, which imposes any obligations or liabilities on the Company after the Closing.

             (l) Taxes.

                 (i) The Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes ("Returns") required to be filed by the Company with any Tax authority prior to the date hereof, except such Returns which are not material to the Company. All such Returns are true, correct and complete and the Company has no basis to believe that any audit of the Returns would cause a Material Adverse Effect upon the Company or its financial condition. The Company has paid all Taxes shown to be due on such Returns.

                 (ii) All Taxes that the Company is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

                 (iii) The Company has no material Tax deficiency outstanding, proposed or assessed against the Company, and the Company has not executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

                 (iv) No audit or other examination of any Returns of the Company by any Tax authority is known by the Company to be presently in progress, nor has the Company been notified of any request for such an audit or other examination.

                 (v) No adjustment relating to any Returns filed by the Company has been proposed in writing, formally or informally, by any Tax authority to the Company or any representative thereof.

                 (vi) The Company has no liability for any Taxes for its current fiscal year, whether or not such Taxes are currently due and payable.

             (m) OTC Bulletin Board Quotation. The Common Stock is quoted on the Over-the-Counter Bulletin Board (the "OTCBB"). There is no known action or known proceeding pending or threatened in writing against the Company by the Nasdaq or the Financial Industry Regulatory Authority with respect to any intention by such entities to prohibit or terminate the quotation of the Common Stock on the OTCBB.

             (n) Corporate Records. All records and documents relating to the Company known to the Primary Sellers, including, but not limited to, the books, shareholder lists, government filings, Tax Returns, consent decrees, orders, and correspondence, financial information and records (including any electronic files containing any financial information and records), and other documents used in or associated with the Company (the "Corporate Records") are true, complete and accurate in all material respects. The minute books of the Company known to the Primary Sellers contain true, complete and accurate records of all meetings and consents in lieu of meetings of the Board of Directors of the Company (and any committees thereof), similar governing bodies and shareholders (the "Minute Books"). Copies of such Corporate Records of the Company and the Minute Books currently in the possession of the Company, have been heretofore delivered to the Purchaser; the original Corporate Records and Minute Books, to the extent such original Corporate Records and Minute Books exist, will be delivered to the Purchaser at Closing pursuant to Section 3.3(c).

             (o) Disclosure. Each Primary Seller acknowledges and agrees that the representations and warranties by such Primary Seller in this Section 4.2 are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

             (p) Knowledge Qualification. All representations and warranties by the Primary Sellers contained in this Section 4.2 are hereby qualified and limited by, and are hereby made subject to, the Knowledge of the Primary Sellers to the extent such representations and warranties cover or relate to liabilities, obligations, claims, losses, expenses, damages, actions, liens and deficiencies of the Company or its Affiliates due to or arising out of actions or inactions of the Company or its Affiliates taken prior to February 22, 2007; provided, however, the Primary Sellers had used commercially reasonable efforts in obtaining such Knowledge.

         4.3 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Sellers that:

             (a) Organization and Standing. The Purchaser is duly incorporated and validly existing under the laws of the State of Nevada, and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it is presently being conducted. The Purchaser is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify could reasonably be expected to have a Material Adverse Effect upon its assets, properties, financial condition, results of operations or business. Except as set forth in Section 3.4(c) hereof, no corporate proceedings on the part of the Purchaser (including the approval of the Purchaser's Board of Directors or shareholders) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

             (b) Capacity of the Purchaser; Authorization; Execution of Agreements. The Purchaser has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder. The execution and delivery of this Agreement by the Purchaser, and the performance by the Purchaser of the transactions and obligations contemplated hereby, including, without limitation, the purchase of the Shares from the Sellers hereunder, have been duly authorized by all requisite corporate action of the Purchaser. This Agreement constitutes a valid and legally binding agreement of the Purchaser, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors' rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.

             (c) Investment Intent. The Shares being purchased hereunder by the Purchaser are being purchased for its own account and are not being purchased with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the 1933 Act. The Purchaser understands that such Shares have not been registered under the 1933 Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the 1933 Act pursuant to Section 4(2) thereof and/or the provisions of Rule 506 of Regulation D promulgated thereunder, and under the securities laws of applicable states and agrees to deliver to the Sellers, if requested by the Sellers, an investment letter in customary form. The Purchaser further understands that the certificates representing such Shares shall bear a legend substantially similar to the following and agrees that it will hold such Shares subject thereto:

    THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED UNDER SAID ACTS AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE COMPANY SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY).

             (d) Accredited Investor. Each of the stockholders of the Purchaser are an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

             (e) Suitability and Sophistication. The Purchaser, and each of the stockholders of the Purchaser, has (i) such knowledge and experience in financial and business matters that it is capable of independently evaluating the risks and merits of purchasing the Shares it is purchasing; (ii) independently evaluated the risks and merits of purchasing such Shares and has independently determined that the Shares are a suitable investment for it; and
(iii) sufficient financial resources to bear the loss of its entire investment in such Shares. The Purchaser has had an opportunity to review the SEC Filings of the Company.

             (f) Brokers, Finders, and Agents. The Purchaser is not, directly or indirectly, obligated to anyone acting as broker, finder, or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby. No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Sellers or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers' or finders' fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Purchaser.

             (g) Purchase Transaction. The Purchaser has entered into a certain Share Exchange Agreement dated February 9, 2009 (the "Share Exchange Agreement") under which the Purchaser obtained the control of the business of Dalian Befut Wire & Cable Manufacturing Co., Ltd., located in Dalian, China ("Dalian Befut") through its ownership in Hong Kong BEFUT Co., Ltd.. The Share Exchange Agreement was closed on February 10, 2009. The Purchaser has delivered to the Sellers a copy of the executed Purchase Agreement.

             (h) Disclosure. The Purchaser acknowledges and agrees that the representations and warranties by the Purchaser in this Section 4.3 are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made. The Purchaser acknowledges and agrees that the Sellers do not make and have not made (i) any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Sections 4.1 and 4.2, or (ii) any statement, commitment or promise to the Purchaser or any of its representatives which is or was an inducement to the Purchaser to enter into this Agreement, other than as set forth in this Agreement.

         4.4 Rule 144. The Purchaser acknowledges that the Shares it will be purchasing must be held indefinitely unless subsequently registered under the 1933 Act or unless an exemption from such registration is available. The Purchaser is aware of the provisions of Rule 144 promulgated under the 1933 Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about the Company, the resale occurring not less than six months after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations. The Purchaser further acknowledges and agrees that: (i) the Company is currently a "shell company" as defined under SEC rules, (ii) the Shares being acquired by the Purchaser were originally issued by the Company to the Sellers when the Company was a "shell company," and (iii) the resale of the Shares are subject to the satisfaction of additional conditions and requirements under Rule 144(i)(2) applicable to the shares of "shell companies" and "former shell companies."

                      SECTION V COVENANTS OF THE PARTIES.
                                -------------------------

         5.1 Commercially Reasonable Efforts. Subject to the terms and conditions hereof, each party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary SEC filings and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Person and/or any Governmental Authority in order to consummate any of the transactions contemplated by this Agreement, (ii) executing and delivering such other documents, instruments and agreements as any party hereto shall reasonably request, and (iii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, orders, registrations, approvals, permits and authorizations. Notwithstanding the foregoing, in no event shall any party have any obligation, in order to consummate the transactions contemplated hereby, to: (i) take any action(s) that would result in Material Adverse Changes in the benefits to the Sellers on the one hand or to the Purchaser on the other of this Agreement, or
(ii) dispose of any material assets or make any material change in its business other than as contemplated by this Agreement, or (iii) expend any material amount of funds or otherwise incur any material burden other than those contemplated by this Agreement.

         5.2 Certain Filings; Cooperation in Receipt of Consents.

             (a) The Sellers and the Purchaser shall reasonably cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated hereby, and (ii) taking or seeking any such other actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith. Each party shall permit the other party to review any communication given by it to, and shall consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case in connection with the transactions contemplated hereby.

             (b) The Company shall timely file all reports required to be filed by it pursuant to Section 13 of the 1934 Act and all other documents required to be filed by it with the SEC under the 1933 Act or the 1934 Act from the date of this Agreement to the Closing.

         5.3 Public Announcements. The parties shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law, shall not issue any such press release or make any such public statement prior to such consultation.

         5.4 Access to Information; Notification of Certain Matters.

             (a) From the date hereof to the Closing and subject to applicable law, the Primary Sellers shall (i) give to the Purchaser or its counsel reasonable access to the books and records of the Company, and (ii) furnish or make available to the Purchaser and its counsel such financial and operating data and other information about the Company as such Persons may reasonably request.

             (b) Each party hereto shall give notice to each other party hereto, as promptly as practicable after the event giving rise to the requirement of such notice, of:

                 (i) any communication received by such party from, or given by such party to, any Governmental Authority in connection with any of the transactions contemplated hereby;

                 (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

                 (iii) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Affiliates that, if pending on the date of this Agreement, would have been required to have been disclosed, or that relate to the consummation of the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.4(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

         5.5 Board of Directors and Officers. The Primary Sellers shall cause the Company to set the size of its Board of Directors at three members, appoint the three designees of the Purchaser listed in Section 3.3(b) to the Board of Directors at the Closing and obtain any necessary resignations from members of the Board of Directors so that immediately after the Closing the Board of Directors shall consist of the three designees of the Purchaser listed in
Section 3.3(b). At the Closing, the Primary Sellers shall cause the officers of the Company to resign and shall cause the Board of Directors of the Company to appoint the designees of the Purchaser listed in Section 3.3(b) as the officers of the Company.

         5.6 Interim Operations of the Company. During the period from the date of this Agreement to the Closing, the Primary Sellers shall cause the Company to conduct its business only in the ordinary course of business consistent with past practice, except to the extent otherwise necessary to comply with the provisions hereof and with applicable laws and regulations. Additionally, during the period from the date of this Agreement to the Closing, except as required hereby in connection with this Agreement, the Primary Sellers shall not permit the Company to do any of the following without the prior consent of the
Purchaser: (i) amend or otherwise change its Certificate of Incorporation or Bylaws, (ii) issue, sell or authorize for issuance or sale (including, but not limited to, by way of stock split or dividend), shares of any class of its securities or enter into any agreements or commitments of any character obligating it to issue such securities, other than in connection with the exercise of outstanding warrants or outstanding stock options granted to directors, officers or employees of the Company prior to the date of this Agreement; (iii) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) with respect to its common stock, (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, (v) enter into any material contract or agreement or material transaction or make any material capital expenditure other than those relating to the transactions contemplated by this Agreement, (vi) create, incur, assume, maintain or permit to exist any indebtedness except as otherwise incurred in the ordinary course of business, consistent with past practice, or except for the Company Closing Obligations, (vii) pay, discharge or satisfy claims or liabilities (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice, or except for the Company Closing Obligations, (viii) cancel any material debts or waive any material claims or rights, (ix) make any loans, advances or capital contributions to, or investments in financial instruments of any Person, (x) assume, guarantee, endorse or otherwise become responsible for the liabilities or other commitments of any other Person, (xi) alter in any material way the manner of keeping the books, accounts or records of the Company or the accounting practices therein reflected other than alterations or changes required by GAAP or applicable law, (xii) enter into any indemnification, contribution or similar contract pursuant to which the Company may be required to indemnify any other Person or make contributions to any other Person, (xiii) amend or terminate any existing contracts in any manner that would result in any material liability to the Company for or on account of such amendment or termination, or (xiv) or change any existing or adopt any new tax accounting principle, method of accounting or tax election except as provided herein or agreed to in writing by the Purchaser.

         5.7 Indemnification. Keating Investments hereby agrees to indemnify and hold harmless the Purchaser and the Company (the "Indemnified Parties") from and against any and all liabilities, obligations, claims, losses, expenses, damages, actions, liens and deficiencies (including reasonable attorneys' fees) which exist, or which may be imposed on, incurred by or asserted against the Indemnified Parties due to or arising out of any breach or inaccuracy of any representation or warranty of any Primary Seller under Section 4.2 hereof, or any covenant, agreement or obligation of any Primary Seller hereunder or in any other certificate, instrument or document contemplated hereby or thereby ("Damages"), for a period of nine (9) months from the Closing Date (the "Indemnification," and the period herein is referred to as the "Indemnification Period"). Keating Investments shall not be obligated to pay to the Indemnified Parties any amounts for Indemnification for Damages in excess of US$75,000 ("Cap"). Keating Investments shall not be obligated to make any payment for Indemnification in respect of any claims for Damages that are made by the Indemnified Parties after the expiration of the Indemnification Period; provided, however, that the obligations of Keating Investments under the Indemnification shall remain in full force and effect, subject to the Cap, in respect of any claims for Damages which are made prior to, and remain pending at, the expiration of the Indemnification Period. In addition, Keating Investments covenants that it shall have no liquidation, dissolution, winding up or any other similar action of itself within the Indemnification Period. For the abundance of clarity, KI Equity, Keating and GFI are not responsible for any indemnification to the Indemnified Parties for any Damages. The indemnification provided by this Section 5.7 shall be the sole pecuniary remedy of the Indemnified Parties for any Damages; provided, however, that no remedies of the Indemnified Parties for any breach by any of the Sellers of the representations and warranties contained in Section 4.1 shall be limited in any way by this
Section 5.7.

         5.8 Release of Indemnification Holdback. On the three month anniversary of the Closing Date, the Purchaser shall release and pay to Keating Investments the Indemnification Holdback, subject to reduction for Indemnification claims paid pursuant to Section 5.7 of this Agreement, including any Indemnification claims that may be pending on the three month anniversary of the Closing Date. The Indemnification Holdback shall be deposited in the Escrow Account (as defined herein) at Closing and shall be held and disbursed pursuant to the terms of the Escrow Agreement (as defined herein) and this Agreement. KI Equity hereby agrees that the Indemnification Holdback, after reduction for Indemnification claims paid pursuant to Section 5.7 of this Agreement, including any Indemnification claims that may be pending on the three month anniversary of the Closing Date, shall be paid to Keating Investments, and KI Equity releases any right to receive payment of the Indemnification Holdback.

         5.9 Information Statement. The Primary Sellers shall cause the Company to file the Information Statement with the SEC, and to mail the Information Statement to its Stockholders, within two (2) Business Days after the execution and delivery of this Agreement by the parties. The Information Statement shall be prepared by the Purchaser's counsel, and prior to filing with the SEC, shall be subject to the Primary Sellers' review and comment.

         5.10 Stockholder Filings. The Purchaser and the Primary Sellers shall, at their own cost and expense, make any stockholder filings with the SEC to the extent, and in the time period, required by SEC rules as a result of the transactions contemplated by this Agreement.

         5.11 Post-Closing 8-K. Following the Closing, the Purchaser shall, at its own cost and expense, cause the Company to timely file a Current Report on Form 8-K with the SEC disclosing the purchase of the Shares and any other information required in connection therewith, including the completion of the Reverse Merger Transaction (as defined under Section 5.16 hereof) and the Financing (as defined under Section 5.16 hereof).

         5.12 Termination of Demand Registration Rights. Prior to the Closing, the Primary Sellers shall cause the Company to terminate the demand registration rights granted to the Sellers under the registration rights agreements set forth on Schedule 4.2(b) hereto.

         5.13 Interim Actions of the Parties.

             (a) Until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VII hereof, neither the Sellers nor any of their respective Affiliates shall, directly or indirectly (i) take any action to solicit or initiate any Acquisition Proposal, or (ii) continue, initiate or engage in negotiations concerning any Acquisition Proposal with, or disclose any non-public information relating to the Company, or afford access to the properties, books or records of the Company to, any corporation, partnership, person or other entity (except the Purchaser and its Affiliates) that may be considering or has made an Acquisition Proposal.

             (b) Until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VII hereof, neither the Purchaser nor any of its Affiliates shall, directly or indirectly, take any action to solicit or pursue new offers or continue negotiations with or from any person other than the Primary Sellers concerning the acquisition of a controlling interest in a public shell company to be used in connection with the Reverse Merger Transaction.

             (c) Until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VII hereof, neither the Sellers, the Purchaser, nor any of their respective Affiliates shall engage directly or indirectly in any transaction involving any of the securities of the Company other than as contemplated by this Agreement. This Section 5.13(c) shall not restrict the right of the Purchaser to purchase additional shares of Common Stock from the Company as part of the Reverse Merger Transaction.

         5.14 Payment of Liabilities. Prior to or at the Closing, KI Equity shall pay, or shall cause the Company to pay, in full each of the Company Closing Obligations, as well as any additional liabilities or obligations incurred by the Company since the date of this Agreement, including any and all liabilities or obligations incurred by the Company in connection with the transactions contemplated by this Agreement.

         5.15 Deposit. The Purchaser and the Primary Sellers acknowledge that $20,000 ("Deposit") was deposited into an escrow account ("Escrow Account") by the Purchaser pursuant to an Escrow Agreement between the Purchaser, the Primary Sellers and Escrow, LLC ("Escrow Agent") dated February 5, 2009, as amended and restated by the parties hereto and the Escrow Agent on March 2, 2009 ("Escrow Agreement"). The Deposit shall be disbursed from the Escrow Account and paid:
(i) to the Primary Sellers, if the transactions contemplated by this Agreement fail to close due to a material breach of any representation, warranty, covenant, agreement or obligation of the Purchaser hereunder or in any other certificate, instrument or document contemplated hereby or thereby by the Purchaser ("Purchaser's Breach"), (ii) to the Purchaser, if the transactions contemplated by this Agreement fail to close for any reason other than the Purchaser's Breach, or (iii) to the Sellers as partial payment of the Purchase Price, if the transactions contemplated by this Agreement close. The Deposit shall be held and disbursed pursuant to the terms of the Escrow Agreement and this Agreement, and the Purchase Price shall be held and disbursed pursuant to the terms of the Escrow Agreement, this Agreement and the joint instruction letter delivered by the parties under Sections 3.3(d) and 3.4(d) hereof.

         5.16 Reverse Merger Transaction. Immediately following the Closing, the Purchaser shall cause the Company to enter into a merger or share exchange agreement ("Exchange Agreement") with the Purchaser pursuant to which the Company will acquire all of the outstanding equity interests of the Purchaser in exchange for the issuance of shares of the Company's Common Stock to the stockholders of the Purchaser ("Reverse Merger Transaction"). A form of the Exchange Agreement to be executed by the parties to the Reverse Merger Transactions has been previously delivered to the Primary Sellers. In connection with the Reverse Merger Transaction and any financing to be completed by the Company as part of the Reverse Merger Transaction ("Financing"), the Purchaser shall cause the Company, for the benefit of the Sellers and the other stockholders of the Company, not to issue more than 118,723,000 shares of the Company's Common Stock (including any shares of the Company's Common Stock issuable upon exercise or conversion of any other securities issued by the Company in the Reverse Merger Transaction or the Financing), provided, however, that warrants to purchase up to 751,978 shares of the Company's Common Stock may be issued to investors in the Financing as long as such warrants have an exercise price equivalent to the purchase price per share of Common Stock in the Financing. The Purchaser shall further cause the Company, for the benefit of the Sellers and the other stockholders of the Company, not to undertake or effect a reverse split of the Company's Common Stock until after the closing of the Reverse Merger Transaction and the Financing and, that any reverse split of the Company's Common Stock undertaken or effected after the closing of the Reverse Merger Transaction and the Financing shall not be greater than 1 for 4.074.

                             SECTION VI CONDITIONS.
                                        -----------

         6.1 Conditions to the Obligations of Each Party. The obligations of the Sellers and the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions:

             (a) No Governmental Authority of competent authority or jurisdiction shall have issued any order, injunction or decree, or taken any other action, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby; and

             (b) The parties shall have obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings contemplated by this Agreement.

         6.2 Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following further conditions:

             (a) The Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

             (b) The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and in all material respects at and as of the time of the Closing as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date); and

             (c) The Sellers shall have received a certificate signed by the Purchaser to the foregoing effect.

         6.3 Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following further conditions:

             (a) The Sellers shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Closing;

             (b) At least ten (10) days have expired since the filing of the Information Statement with the SEC, and any comments received from the SEC during such ten (10) day period have been responded to, or otherwise handled, to the mutual satisfaction of the Primary Sellers and the Purchaser.

             (c) The representations and warranties of the Sellers contained in this Agreement shall have been true and correct when made and at and as of the time of the Closing as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date);

             (d) The Purchaser shall have received a certificate signed by the Sellers to the foregoing effect;

             (e) The Shares being sold to the Purchaser hereunder for the Purchase Price shall represent 51% of the issued and outstanding shares of the Company's Common Stock on a Fully-Diluted Basis;

             (f) The Sellers shall have delivered to the Purchaser written instruments, in forms reasonably satisfactory to the Purchaser, evidencing the termination of the demand registration rights granted to the Sellers under the registration rights agreements set forth on Schedule 4.2(b) hereto; and

             (g) The Primary Sellers shall have delivered to the Purchaser written instruments, in forms reasonably satisfactory to the Purchaser, evidencing the payment of the Company Closing Obligations, subject to the provisions of this Agreement, as well as any additional liabilities or obligations incurred by the Company since the date of this Agreement, including any and all liabilities or obligations incurred by the Company in connection with the transactions contemplated by this Agreement.

                            SECTION VII TERMINATION.
                                        ------------

         7.1 Termination. This Agreement may be terminated at any time prior to the Closing by written notice by the terminating party to the other party (except if such termination is pursuant to Section 7.1(a)):

             (a) by mutual written agreement of the Purchaser and all of the Sellers;

             (b) by either the Purchaser or by all of the Sellers, if

                 (i) the transactions contemplated by this Agreement shall not have been consummated by March 13, 2009 (the "End Date"); provided, however, that this date will be automatically extended by the number of days reasonably needed for the Company, the Purchaser and the Primary Sellers to review and respond to any SEC comment letters sent to the Company in respect of the Information Statement; provided further, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of, or has resulted in, the failure of the transactions to occur on or before the End Date; or

                 (ii) a judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining either Seller or the Purchaser from consummating the transactions contemplated by this Agreement is entered and such judgment, injunction, judgment or order shall have become final and nonappealable and, prior to such termination, the parties shall have used their respective commercially reasonable efforts to resist, resolve or lift, as applicable, such judgment, injunction, order or decree; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of such judgment, injunction, order or decree.

             (c) by all of the Sellers:

                 (i) if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred which would cause the conditions set forth in
Section 6.2(a) not to be satisfied, and any such condition shall be incapable of being satisfied by the End Date or such breach or failure to perform has not been cured within ten days after notice of such breach or failure to perform has been given by the Sellers to the Purchaser.

             (d) by the Purchaser:

                 (i) if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of either of the Sellers set forth in this Agreement shall have occurred which would cause the conditions set forth in Section 6.3 not to be satisfied, and any such condition is incapable of being satisfied by the End Date or such breach or failure to perform has not been cured within ten days after notice of such breach or failure to perform has been given by the Purchaser to the Sellers.

         7.2 Effect of Termination. If this Agreement is terminated pursuant to
Section 7.1, except as set forth in Section 7.3 below, there shall be no liability or obligation on the part of the Purchaser or the Sellers, or any of their respective officers, directors, shareholders, agents or Affiliates, except that the provisions of this Section 7.2, Section 7.3 and Section VIII of this Agreement shall remain in full force and effect and survive any termination of this Agreement and except that, notwithstanding anything to the contrary contained in this Agreement, no parties shall be relieved of or released from any liabilities or damages arising out of its material breach of or material failure to perform its obligations under this Agreement. Upon termination of this Agreement, the Deposit shall be disbursed pursuant to the terms of the Escrow Agreement and Section 15.5 of this Agreement.

         7.3 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all fees and expenses of any party hereto incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses.

                          SECTION VIII MISCELLANEOUS.
                                       --------------

         8.1 Waivers and Amendments. This Agreement may be amended or modified in whole or in part only by a writing which makes reference to this Agreement executed by all of the parties hereto. The obligations of any party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party claimed to have given the waiver; provided, however, that any waiver by any party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.

         8.2 Entire Agreement. This Agreement (together with any Schedules and/or any Exhibits hereto) among the Sellers, Keating Investments and the Purchaser, the Escrow Agreement and the other agreements and instruments expressly provided for herein, together set forth the entire understanding of the parties hereto and supersede in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations, and warranties, whether oral or written, including the Letter of Intent between the Sellers and the Purchaser dated February 2, 2009, among the parties with respect to the subject matter hereof.

         8.3 Governing Law and Submission to Jurisdiction. This Agreement shall in all respects be governed by and construed in accordance with the internal substantive laws of the State of Nevada without giving effect to the principles of conflicts of law thereof. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Nevada State or federal court sitting in Las Vegas, Nevada (or, if such court lacks subject matter jurisdiction, in any appropriate Nevada State or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Nevada, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Nevada as described herein. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Nevada as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

         8.4 Public Announcements. The parties shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or public statement including necessary Company's filings with the SEC with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law, will not issue any such press release or make any such public statement prior to such consultation.

         8.5 Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and be deemed to have been duly given
(a) when personally delivered or sent by facsimile transmission (the receipt of which is confirmed in writing), (b) one Business Day after being sent by a nationally recognized overnight courier service or (c) five Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses set forth below.

      If to the Sellers:                  KI Equity Partners IV, LLC
                                          5251 DTC Parkway, Suite 1000
                                          Greenwood Village, Colorado 80111
                                          Facsimile: (720) 889-0135
                                          Attn: Mr. Timothy Keating, Manager

                                          Mr. Kevin R. Keating
                                          190 Lakeview Way
                                          Vero Beach, Florida 32963
                                          Facsimile: (772) 231-5947

                                          Garisch Financial, Inc.
                                          2395 Woodglen Drive
                                          Aurora, Illinois 60502
                                          Attn: Frederic M. Schweiger, President
                                          Facsimile: (630) 692-0640

      if to the Purchaser                 BEFUT Corporation
                                          No. 90-1 Hongji Street
                                          Xigang District Dalian City
                                          Liaoning Province, PRC, 116011
                                          Attn: Hongbo Cao
                                          Facsimile: 0411-83670955

      with a copy to:                     GUZOV OFSINK, LLC
                                          600 Madison Avenue, 14th Floor
                                          New York, New York 10022
                                          Attn: Elizabeth Fei Chen
                                          Facsimile: (212) 688-7273

      If to Keating Investments, LLC      Keating Investments, LLC
                                          5251 DTC Parkway, Suite 1000
                                          Greenwood Village, Colorado 80111
                                          Facsimile: (720) 889-0135
                                          Attn: Mr. Timothy Keating, Manager

                                          And

                                          Any party by written notice to the
                                          other may change the address or the
                                          persons to whom notices or copies
                                          thereof shall be directed.

         8.6 Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument. The signature pages hereto in facsimile copy or other electronic means, including e-mail attachment, shall be deemed an original for all purposes.

         8.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that the Sellers and Keating Investments may not assign or transfer their rights hereunder without the prior written consent of the Purchaser, and the Purchaser may not assign or transfer its rights under this Agreement without the consent of the Sellers.

         8.8 Third Parties. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

         8.9 Schedules. The Schedules and Exhibits attached to this Agreement are incorporated herein and shall be part of this Agreement for all purposes.

         8.10 Headings. The headings in this Agreement are solely for convenience of reference and shall not be given any effect in the construction or interpretation of this Agreement.

         8.11 Interpretation. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

                            [Signature Page Follows]

                   SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT
                                  BY AND AMONG
               THE SELLERS, THE PURCHASER AND KEATING INVESTMENTS

         IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

                                    THE SELLERS:

                                    KI Equity Partners IV, LLC,
                                    a Delaware limited liability company

                                    By: /s/ Timothy J. Keating
                                           Timothy J. Keating, Manager


                                    Garisch Financial, Inc,
                                    an Illinois corporation

                                    By: /s/ Frederic M. Schweiger
                                           Frederic M. Schweiger, President

                                    /s/ Kevin R. Keating
                                    Kevin R. Keating, Individually


                                    THE PURCHASER:

                                    BEFUT Corporation,
                                    a Nevada corporation

                                    By: /s/ Hongbo Cao
                                           Hongbo Cao, Director

                                    By: /s/ Yining Xia
                                           Yining Xia, Director

                                    KEATING INVESTMENTS:

                                    Keating Investments, LLC,
                                    a Delaware limited liability company

                                    By: /s/ Timothy J. Keating
                                           Timothy J. Keating, Manager